                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                                   (MARK ONE)
            /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACTS OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 30, 1999

                                       OR

          / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACTS OF 1934

         FOR THE TRANSITION PERIOD FROM ____________ TO _____________ .

        A.       FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF
                                 DIFFERENT FROM
                        THAT OF THE ISSUER NAMED BELOW:

                    BROADWING COMMUNICATIONS INC. 401(K) PLAN

      B.       NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN
                                    AND THE
                   ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                          BROADWING COMMUNICATIONS INC.

          1122 CAPITAL OF TEXAS HIGHWAY SOUTH, AUSTIN, TEXAS 78746-6426

                                 (512) 328-1112

                    BROADWING COMMUNICATIONS INC. 401(k) PLAN

             AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                   FOR THE FISCAL YEAR ENDED DECEMBER 30, 1999

                       INDEX TO FINANCIAL STATEMENTS AND
                           SUPPLEMENTAL SCHEDULES

Reports of Independent Accountants                                        1 - 2

Financial Statements:
  Statements of Net Assets Available for Benefits                         3
  Statement of Changes in Net Assets Available for Benefits               4
  Notes to Financial Statements                                           5 - 8

Supplemental Schedule:
  Schedule of Assets Held for Investment Purposes at End of Year           9

Consent of Independent Accountants                                        11-12

                        Report of Independent Accountants

To the Trustees and Participants of the
Broadwing Communications Inc. 401(k) Plan
(formerly the IXC Communications, Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Broadwing Communications Inc. 401(k) Plan ("the Plan") at December 30, 1999, and the changes in net assets available for benefits for the year ended December 30, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedules are the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Austin, Texas
June 8, 2000

                        Report of Independent Accountants

The Trustees
Broadwing Communications Inc. 401(k) Plan
(formerly the IXC Communications, Inc. 401(k) Plan)

We have audited the accompanying statement of net assets available for benefits of Broadwing Communications Inc. 401(k) Plan ("the Plan"), as of December 31, 1998. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 in conformity with generally accepted accounting principles.

Ernst & Young LLP

Austin, Texas
June 23, 1999

                    Broadwing Communications Inc. 401(k) Plan

                 Statements of Net Assets Available for Benefits
                  As of December 30, 1999 and December 31, 1999
                             (Thousands of Dollars)

                                                          1999            1998
                                                         -------         -------
ASSETS:

Investments at fair value                                $25,047         $12,901

Cash                                                           7              39

Employer contributions receivable                          2,867           2,459

Employee contributions receivable                            270             331
                                                         -------         -------

Net assets available for benefits                        $28,191         $15,730
                                                         =======         =======

   The accompanying notes are an integral part of these financial statements.

                    Broadwing Communications Inc. 401(k) Plan

           Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 30, 1999
                             (Thousands of Dollars)

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Net appreciation in fair value of investments                          $ 5,127
  Interest and dividends                                                   1,328
                                                                         -------
                                                                           6,455

  Contributions:
    Employee                                                               4,204
    Employer                                                               4,050
                                                                         -------
      Total contributions                                                  8,254

        Total additions                                                   14,709
                                                                         -------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:


  Benefits paid to participants                                            2,248
                                                                          -------


Net increase in net assets available for benefits                         12,461

Net assets available for benefits - beginning of year                     15,730
                                                                         -------

Net assets available for benefits - end of year                          $28,191
                                                                         =======

   The accompanying notes are an integral part of these financial statements.

                    Broadwing Communications Inc. 401(k) Plan

                          Notes to Financial Statements

1.       DESCRIPTION OF PLAN

         As a result of its merger with Broadwing Inc. (then named Cincinnati Bell Inc.) on November 9, 1999, IXC Communications, Inc. ("IXC") became a wholly owned subsidiary of Broadwing Inc. Subsequent to the merger date, IXC was renamed Broadwing Communications Inc. ("the Company") and the IXC Communications, Inc. 401(k) Plan was renamed the Broadwing Communications Inc. 401(K) Plan ("the Plan").

         The following brief description of the Plan is provided for general purposes only. Participants should refer to the Plan agreement for more complete information.

         GENERAL

         The Plan is a defined contribution profit sharing plan covering substantially all employees of Broadwing Communications Inc. and its subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is intended to qualify as a tax-favored plan under Section 401(a) of the Internal Revenue Code ("the Code"), as amended.

         CONTRIBUTIONS

         Eligible employees may contribute to the Plan an elected portion of their eligible compensation, as defined in the Plan agreement, up to the statutory annual deferral limit. The Company matches 100% of participant contributions to the Plan up to the first 3% of eligible compensation of the employee.

         Employer profit sharing contributions in excess of the required matching contributions are permitted under the Plan and are made at the discretion of the Company. During 1999, the Company made profit sharing contributions in excess of the required matching contributions in the amount of $3,240,000 to the Plan.

         ELIGIBILITY

         Employees of the Company who have both attained age 20 -1/2 and completed 500 hours of service within six months are eligible to participate in the Plan. An employee may enter the Plan on January 1, April 1, July 1 or October 1, whichever occurs first after the employee satisfies the eligibility requirements.

         VESTING

         Each participant is fully vested in his/her own savings contribution and shall become fully vested in his/her employer contribution account on his/her normal retirement date, death or permanent disability.

         Prior to April 1, 1998, Plan participants were 40% vested in employer contributions after two years of service and continued to vest 20% per year until they were fully vested. Effective April 1, 1998, participants are 20% vested in employer contributions after one year of service and continue to vest 20% per year until they are fully vested.

         PAYMENT OF BENEFITS

         On termination of service due to death, disability or retirement, participants are entitled to receive benefit payments in a lump-sum distribution or by an annuity. For termination of service due to other reasons, participants may elect to defer their benefit payments until the earlier of age 65 or death, providing that their benefit is worth more than $5,000.

         PLAN TERMINATION

         Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. Upon such termination, each participant becomes fully vested and all benefits shall be distributed to the participants or their beneficiaries.

         PARTICIPANT ACCOUNTS

         Discretionary employer profit sharing contributions are allocated annually to participant accounts based upon the percentage of the individual participant's eligible compensation to total participants' eligible compensation.

         Investment earnings or losses are allocated among the participants' accounts based upon the percentage of the balance of each such account to the total balance of all such accounts within each investment option.

         PARTICIPANT LOANS

         Participants are allowed to borrow a maximum amount of the lesser of
         (i) 50% of the participants vested account balance or (ii) $50,000. Loans are amortized over a maximum of 60 months and repayment is generally made through payroll deductions. The amount of the loan is deducted from the participant's investment accounts, with repaid interest and principal being credited to the participant's individual plan account according to the current investment options selected by the participant.

         FORFEITURES

         Forfeited amounts under the Plan are applied to the Company's matching contribution to the Plan for the Plan year in which the forfeitures occur. During 1999, employer contributions were reduced by $213,000 from forfeited nonvested amounts.

         ADMINISTRATION

         Prior to 1999, the Plan was administered by trustees consisting of officers and employees of the Company. In 1999, the Company engaged Morgan Stanley Dean Witter as new trustee of the Plan. Administrative expenses of the Plan are paid by the Company.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         FINANCIAL STATEMENT PRESENTATION

         The Plan's financial statements have been prepared on the accrual basis of accounting.

         In 1999, the Plan adopted AICPA Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" which, among other things, eliminated previous requirements for defined contribution plans to present plan investments by general type for participant-directed investment programs and to disclose participant-directed investment programs. Accordingly, the accompanying financial statements do not include details of the Plan's participant-directed investment programs.

         VALUATION OF INVESTMENTS

         Investments are stated at fair value, which is determined based on quoted market prices in an active market. The investment in the money market fund is stated at cost, which approximates fair value. Participant loans are stated at cost which approximates fair value.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying schedule. Actual results could differ from those estimates.

3.       INCOME TAX STATUS

         The Plan has received a determination letter from the Internal Revenue Service dated April 6, 1998, stating that the Plan is qualified under
         Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

4.       INVESTMENTS

         The following investments represent 5% or more of the Plan's net assets (dollars in thousands):

                                                           December 30,  December 31,
                                                               1999         1998
                                                           ------------  ------------
Morgan Stanley Dean Witter Mutual Funds:
  Enterprise Fund                                           $ 2,604      $ 1,404
  Emerging Growth Fund                                        5,405        1,159
  Reserve Fund                                                2,314        1,074
  Equity Income Fund                                          1,822        1,746
  American Value Fund                                         2,257        1,580
  International Magnum Fund                                   1,673        1,415
  Value Fund                                                  1,803        2,363
Common stock of IXC Communications, Inc.                        -            834
Common stock of Broadwing Inc.                                4,877          -
       Total

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

                 Morgan Stanley Dean Witter Mutual Funds     $2,708
                 Broadwing, Inc. Common Stock                 2,419
                                                              -----
                                                             $5,127
                                                              =====

All plan investments during 1999 and 1998 were participant-directed.

5.       PLAN AMENDMENTS EFFECTIVE DURING 1999

         A Plan amendment that became effective on December 30, 1999 changes the year-end of the Plan to a 12-month period ending each December 30. Prior to this change, the Plan's year was a calendar year. The effect of this change is not material to the financial statements. In addition, because of this change, the Plan had a "short" year that began on January 1, 1999 and ended on December 30, 1999.

                    Broadwing Communications Inc. 401(k) Plan
            Schedule of Assets Held for Investment Purposes at End of Year
                         EIN: 74-2644120 Plan Number 002
                             As of December 30, 1999

          IDENTITY OF ISSUE                 DESCRIPTION OF ASSET             COST                CURRENT VALUE
--------------------------------------------------------------------------------------------------------------
The Morgan Stanley Dean Witter Group:

   Enterprise Fund                           Mutual Fund                      **                 $  2,603,831
                                             115,061 shares

   Emerging Growth Fund                      Mutual Fund                      **                    5,405,213
                                             62,844 shares

   Corporate Bond Fund                       Mutual Fund                      **                      857,886
                                             132,186 shares

   Reserve Fund                              Money Market Fund                **                    2,314,056
                                             2,314,056 shares

   Equity Income Fund                        Mutual Fund                      **                    1,821,891
                                             239,093 shares

   Real Estate Securities Fund               Mutual Fund                      **                      283,046
                                             26,232 shares

   American Value Fund                       Mutual Fund                      **                    2,256,849
                                             97,027 shares

   Emerging Markets Fund                     Mutual Fund                      **                      596,751
                                             42,716 shares

   International Magnum Fund                 Mutual Fund                      **                    1,673,423
                                             105,247 shares

   Value Fund                                Mutual Fund                      **                    1,802,630
                                             193,001 shares

   Broadwing Inc.*                           Company Stock                    **                    4,876,785
                                             132,028 shares

   Participants Loans                        Loans secured by vested
                                             account balances with
                                             interest rates ranging from
                                             7.275% to 9.525%                 **                      554,411

                                                                                                 ------------

                                                                                                 $ 25,046,772
                                                                                                 ============

  *    Party-in-interest
  ** This information is not required for participant-directed investment accounts.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

         Date: June 23, 2000

                                BROADWING COMMUNICATIONS INC.

                                 By:  /s/ THOMAS SCHILLING

                                 Thomas Schilling
                                 Chief Accounting Officer
                                 of Broadwing Communications Inc.
                                 (formerly IXC Communications, Inc.)